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Exhibit 99.1

        [DRAXIS Health Inc. Logo]

For Immediate Release
December 9, 2003

DRAXIS Radiopharmaceutical Facility Receives ISO 9001 Certification

        Mississauga, Ontario, December 9, 2003:    DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), has been certified under ISO 9001 : 1994, including ISO 13485 : 1996, an international standard for medical device manufacturers. The standard provides a common approach to Quality Management Systems and addresses the requirements of European regulators as well as the U.S. Food and Drug Administration (FDA). DRAXIMAGE has also been certified under the Canadian Medical Devices Conformity Assessment System (CMDCAS) as required by the Therapeutic Products Directorate of Health Canada.

        "Certification of our Quality Management System under the ISO standard is a significant part of our strategy to enter the European radiopharmaceutical and medical device marketplace in 2004," said Dr. Richard J. Flanagan, President of DRAXIMAGE.

        The ISO 13485 standard is based on the popular ISO 9001 series of standards and is applicable to any type or size of organization that designs, develops, produces, installs or services medical devices. The ISO standards require that certain minimum elements be in place and operating within a company's quality organization before certification can be provided. Certification indicates that a company has defined Quality Management System processes in place and that it has successfully completed an audit of its ability to meet customer and regulatory requirements.

About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection, currently in Phase II.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: (877) 441-1984

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DRAXIS Radiopharmaceutical Facility Receives ISO 9001 Certification